UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 12, 2025

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 12, 2025, Immatics N.V. (the “Company” or “Immatics”) provided updated data on the Phase 1a dose escalation of  IMA402 PRAME Bispecific and updated data on the Phase 1a dose escalation of IMA401  MAGEA4/8 Bispecific, as well as next steps for clinical development.

IMA402 PRAME Bispecific Phase 1a Dose Escalation Data

As of the data cutoff on September 26, 2025, 80 heavily pre-treated patients (median of three prior systemic treatments) with recurrent and/or refractory solid tumors1  were treated with escalating dose levels of IMA402 monotherapy ranging from 0.02 mg to 30 mg. The safety population includes all 80 patients treated with IMA402. 29 patients received doses in the recommended Phase 2 dose (RP2D range) (10 to 30 mg) and, thereof, 20 patients were efficacy-evaluable2 including 14 patients with melanoma (12 cutaneous, 1 uveal, 1 unknown primary), 3 patients with ovarian carcinoma and 3 patients with other solid cancers3.

IMA402 showed favorable tolerability across a wide dose range in the 80 patients treated. The most frequent treatment-related adverse events (AEs) were expected and transient lymphopenia, consistent with the mechanism of action, and low-grade cytokine release syndrome (CRS): Grade 1: 33%, Grade 2: 5%, Grade 3: 0%, Grade 4: 1%. No ICANS or IMA402-related Grade 5 events occurred. Tolerability across all doses was consistent with tolerability at the RP2D range.

Phase 1a dose escalation in the monotherapy setting has been completed. The maximum tolerated dose (MTD) has not been reached. The provisional RP2D range has been identified at 10 to 30 mg. The Phase 1b dose expansion is ongoing at two distinct doses within the RP2D range, and the evaluation of IMA402 in combination with an immune checkpoint inhibitor has been initiated.

Anti-tumor Activity and Durability. IMA402 showed  a clear dose-response relationship across three different dose groups.

1 Cutaneous melanoma, uveal melanoma, synovial sarcoma, endometrial carcinoma, ovarian cancer, squamous non-small cell lung cancer.

2 Efficacy-evaluable patients: All patients treated as of June 26, 2025 (who had the opportunity for at least 3 months follow-up or who discontinued early due to disease progression or death), tested positive or not tested/not evaluable for PRAME and received ≥4 infusions as defined per protocol (thereof 3 step doses, currently at 0.03 mg/0.3 mg/6 mg, and 1 target dose).

3 N=2 endometrioid carcinoma, n=1 synovial sarcoma.

1 Melanoma includes cutaneous melanoma, melanoma of unknown primary, uveal melanoma;

2 Other indications include endometrioid carcinoma, synovial sarcoma and one patient with sqNSCLC at 1.6 mg; BL: baseline; BOR: best overall response; cORR: confirmed objective response rate; cPR: confirmed partial response; PD: progressive disease; PR: partial response; SD: stable disease; RECIST: response evaluation criteria in solid tumors; RP2D: recommended phase 2 dose

Several patients  dosed with IMA402 at the RP2D range  were observed to have deep and durable responses. All 6 confirmed objective responses were ongoing as of data cutoff, including two complete metabolic responses in cutaneous and uveal melanoma, ongoing at 8 and 18 months, respectively, as well as one confirmed partial response in ovarian carcinoma with -100% reduction in target lesions. All responders with ovarian carcinoma were platinum-resistant, and all responders with melanoma were immune checkpoint inhibitor-resistant.

BL: baseline; cPR: confirmed partial response; PD: progressive disease; PR: partial response; SD: stable disease

Deep and durable responses at RP2D range (RECIST 1.1)

	All Indications	Melanoma	Ovarian Carcinoma

cORR	30% (6/20)	29% (4/14)	2/3
mDOR, mFU month	Not reached 4.2	Not reached 7.3	Not reached 2.2
Tumor shrinkage	55% (11/20)	57% (8/14)	2/3
DCR (at week 6)	65% (13/20)	71% (10/14)	2/3

mDOR: median duration of response; mFU: median follow-up; DCR: disease control rate

For  patients across all indications treated within the RP2D range early,  promising progression-free survival (PFS) and overall survival (OS) were observed:

-	Median PFS was 4.8 months at a mFU of 6.8 months; 6-month PFS rate was 45%

-	Median iPFS[4] was not reached at a mFU of 6.3 months; 6-month iPFS rate was 58%

-	Median OS was not reached at a mFU of 5.4 months; 1-year OS rate was 94%

Clinical Development Opportunities. Based on the promising Phase 1a dose escalation data, Immatics is advancing its IMA402 PRAME Bispecific into Phase 1b dose expansion at two distinct doses to determine the final RP2D, both as a monotherapy and in combination with an immune checkpoint inhibitor with a focus on melanoma and gynecologic cancers in 2026. Depending on the outcomes of these Phase 1b cohorts, the Company would seek to convert existing Phase 1b cohorts into Phase 2 trials, which will then have the potential to become registration-directed. As part of its strategy to maximize the IMA402 opportunity, the Company is also exploring the option to initiate additional Phase 1b cohorts in 2026 to determine the monotherapy and combination potential of IMA402 with immune checkpoint inhibitors and standard of care in late as well as earlier  treatment lines.  As an additional opportunity, the Company is exploring the potential combination of IMA402 with IMA401 MAGEA4/8 in squamous non-small cell lung cancer (sqNSCLC) and potentially other solid tumor indications.

IMA401 MAGEA4/8 Bispecific Phase 1a Data

As of the data cutoff on September 26, 2025, 55 heavily pretreated patients (median of four prior systemic treatments) with recurrent and/or refractory solid tumors5 were treated with escalating dose levels of IMA401 ranging from 0.0066 mg to 2.5 mg with or without an immune checkpoint inhibitor (ICI, pembrolizumab). The safety population includes all 55 patients treated with IMA401 as monotherapy (n=46) or in combination with pembrolizumab (n=9). 44 patients were treated with doses from 1 to 2.5 mg, and thereof 38 were evaluable for efficacy6. All efficacy-evaluable patients treated with IMA401 in combination with pembrolizumab (n=4) had progressed on prior immune checkpoint inhibitor treatments.

4 iRECIST, developed by the RECIST Working Group, adapts the RECIST 1.1 definition for progression of immunotherapies by introducing unconfirmed (iUPD) and confirmed (iCPD) progression to account for atypical response patterns. Patients with iUPD not confirmed at a subsequent scan but turning into SD or response are not considered progressive according to iRECIST. PFS (according to RECIST 1.1) and iPFS (according to iRECIST) are prospectively defined co-secondary endpoints in the IMA402 trial protocol to provide a balanced view of efficacy.

5 Basket trial with >15 different tumor indications.

6 Efficacy-evaluable patients: All patients treated as of June 26, 2025 (who had the opportunity for at least 3 months follow-up or who discontinued early due to disease progression or death), and received ≥4 infusions as defined per protocol (thereof 3 step doses, currently at 0.3 mg/0.6 mg/1 mg, and 1 target doses).

The most frequent and relevant treatment-related adverse events (AEs) across all 55 patients treated with IMA401 were low-grade cytokine release syndrome (CRS) (24% G1, 11% G2, no ≥ Grade 3), mostly at the first step dose, expected and transient lymphopenia, consistent with the mechanism of action, as well as neutropenia, which was mostly transient, not re-occurring after resolution under continued treatment and well-manageable at the RP2D range of 1-2 mg. Notably, no ICANS was observed. The tolerability of IMA401 in combination with pembrolizumab is consistent with the tolerability of IMA401 monotherapy.

The maximum tolerated dose (MTD) has not been reached; three dose-limiting events were observed at 2.5 mg. The Phase 1a dose escalation has been completed, and the provisional RP2D range has been identified at 1-2 mg. At RP2D, the tolerability profile was favorable.

Anti-tumor Activity and Durability. Set forth below is the observed anti-tumor activity in three focus indications for patients treated with ≥1 mg IMA401 as a monotherapy or in combination with pembrolizumab:

-	Head and neck cancer: cORR of 25% (2/8), disease control rate of 63% (5/8)

-	Melanoma: cORR of 29% (2/7), disease control rate of 57% (4/7)

-	Squamous non-small-cell lung cancer: 1 partial response at first scan for a heavily pre-treated, ICI-resistant patient, 1 patient with stable disease for >4 months and overall survival of approximately 16 months, 1 patient with progressive disease with shrinkage of liver target lesions

The duration of all confirmed responses was longer than 6 months post treatment, with the longest response ongoing over 2 years in a patient with advanced cutaneous melanoma.

Clinical Development Opportunity. Consistent with Immatics’ focus on advancing its PRAME franchise, the Company is exploring IMA401 in combination with IMA402, starting with squamous non-small cell lung cancer (sqNSCLC). Based on the clinical proof-of-concept of both bispecific candidates, including the initial promising activity of IMA401 in head and neck cancer and sqNSCLC, as well as preclinical proof-of-concept data, Immatics is well positioned to assess the synergistic potential of combining two different bispecifics, IMA402 targeting PRAME and IMA401 targeting MAGEA4/8, with and without a checkpoint inhibitor. As over 90% of patients with sqNSCLC are positive for PRAME and/or MAGEA4/8, a potential IMA402 and IMA401 combination treatment could provide broad treatment coverage for this patient population. Approximately 60% of patients with sqNSCLC are positive for both targets, which could boost anti-tumor activity and counteract potential tumor escape mechanisms. The current addressable patient population for metastatic sqNSCLC in the United States and EU5 includes an estimated 40,000 patients per year.

Pipeline Update: The Company has deprioritized preclinical development of IMA204 cell therapy targeting COL6A3 and preclinical development of its allogeneic cell therapy platform, ACTallo, to focus resources on the clinical development of its other cell therapy and bispecifics candidates.

* * *

In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1, and made available a presentation and an updated corporate presentation, copies of which are attached hereto as Exhibit 99.2 and Exhibit 99.3.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than the Exhibits hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-249408, 333-265820, 333-280935 and 333-288466) and the registration statements on Form F-3 (Registration Nos. 333-240260, 333-274218 and 333-286151) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated November 12, 2025
99.2	TCER Data Presentation
99.2	Corporate presentation dated November 12, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.

Date: November 12, 2025
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer